As filed with the Securities and Exchange Commission on June 22, 2026
1933 Act Registration No. 333-294175
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___	☐
Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)
Thrivent ETF Trust
(Exact Name of Registrant as Specified in Charter)

901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402-3211
(Address of Principal Executive Offices)

(612) 844-7190
(Registrant’s Telephone Number, including Area Code)

John D. Jackson
Secretary and Chief Legal Officer
Thrivent ETF Trust
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402-3211
(Name and Address of Agent for Service)
Copy to:
Jeremy C. Smith
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 11036
Telephone Number: (212) 596-9858
It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).
Explanatory Note: This Post-Effective Amendment No. 1 is being made for the purpose of filing the executed opinion of counsel as to tax matters and consequences to shareholders related to the reorganization of Thrivent Core International Equity Fund into Thrivent International Large Cap ETF.
This Post-Effective Amendment No. 1 to the Thrivent ETF Trust Registration Statement on Form N-14 hereby incorporates by reference such Registration Statement, in the form filed on April 16, 2026 pursuant to Rule 497 of the Securities Act (SEC Accession No. 0001193125-26-158201).

Thrivent ETF Trust
PART C: OTHER INFORMATION
Item 15.
Indemnification
Article Five of the Bylaws of Registrant provides that Registrant shall indemnify each of its trustees and officers (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) who are not employees or officers of any investment adviser to Registrant or any affiliated person thereof and its chief compliance officer, regardless of whether such person is an employee or officer of any investment adviser to Registrant or any affiliated person thereof, and each of its other trustees and officers (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) (i.e., those who are employees or officers of any investment adviser to Registrant or any affiliated person thereof) (Covered Persons), to the fullest extent authorized by applicable law against all liabilities and expenses in connection with the defense or disposition of any proceeding in which such Covered Person may be or may have been involved or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of any alleged act or omission as a trustee or officer or by reason of his or her being or having been such a Covered Person, all as more fully set forth in the Bylaws, which are filed as an exhibit to the registration statement.
Section 17(h) of the Investment Company Act of 1940 (1940 Act) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.
The Registrant’s Declaration of Trust provides that nothing in the Declaration of Trust shall protect any trustee or officer against any liabilities to the Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or position with or on behalf of the Registrant and the Registrant’s Bylaws provides that no indemnification will be made in violation of the provisions of the 1940 Act.
The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.
The trustees and officers of the Registrant and the Registrant are insured under a directors and officers/errors and omissions liability insurance policy.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 16.
Exhibits

(1)(a)
Declaration of Trust of Thrivent ETF Trust (the “Trust” or “Registrant”), incorporated by reference from the initial
N-1A registration statement of Registrant, file no. 333-261454, filed December 2, 2021.

(1)(b)
Amendment No. 1 to the Declaration of Trust of the Registrant, incorporated by reference from Post-effective
Amendment No. 2 to the registration statement of Registrant, file no. 333-261454, filed November 13, 2024.

(2)(a)	Bylaws of the Registrant, incorporated by reference from the initial N-1A registration statement of Registrant, file no. 333-261454, filed December 2, 2021.

(2)(b)
Amendment No. 1 to the Bylaws of the Registrant, incorporated by reference from Post-effective Amendment
No. 2 to the registration statement of Registrant, file no. 333-261454, filed November 13, 2024.

(3)	Not applicable.
(4)	Form of Agreement and Plan of Reorganization, incorporated by reference from the initial N-14 registration statement of Registrant, file no. 333-294175, filed March 10, 2026.
(5)	Reference is made to Article V of the Registrant’s Declaration of Trust.
(6)(a)
Investment Advisory Agreement, dated August 30, 2022, between the Registrant and Thrivent Asset
Management, LLC, incorporated by reference from Pre-effective Amendment No.4 to the registration statement of Registrant, file no. 333-261454, filed September 12, 2022.

(6)(b)
Amendment No. 1 to Investment Advisory Agreement, incorporated by reference from Post-Effective
Amendment No. 5 to the registration statement of Registrant, file no. 333-261454, filed February 14, 2025.

(6)(c)
Amendment No. 2 to Investment Advisory Agreement, incorporated by reference from Post-Effective
Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed September 4, 2025.

(7)(a)
Distribution Agreement, dated May 20, 2022, between the Registrant and ALPS Distributors, Inc. (“ALPS”), incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file
no. 333-261454, filed August 4, 2022.

(7)(b)
Amendment No. 1 to Distribution Agreement, between Registrant and ALPS, incorporated by reference from
Post-Effective Amendment No. 5 to the registration statement of Registrant, file no. 333-261454, filed
February 14, 2025.

(7)(c)
Amendment No. 2 to Distribution Agreement, between Registrant and ALPS, incorporated by reference from
Post-Effective Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed
September 4, 2025.

(7)(d)
Supplemental Distribution Services Letter Agreement between the Registrant and Thrivent Distributors, LLC, incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file
no. 333-261454, filed August 4, 2022.

(8)	Not applicable.
(9)(a)
Master Custodian Agreement, dated December 1, 2017, between Registrant and State Street Bank and Trust
Company (“State Street”), incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file no. 333-261454, filed August 4, 2022.

(9)(b)
Letter Agreement Amendment, dated May 18, 2022, between Registrant and State Street, incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file no. 333-261454, filed August 4, 2022.

(9)(c)
Amendment, effective February 28, 2023, to Master Custodian Agreement, incorporated by reference from
Post-effective Amendment No. 1 to the registration statement of Registrant, file no. 333-261454, filed
November 30, 2023.

(9)(d)
Amendment, effective April 30, 2023, to Master Custodian Agreement, incorporated by reference from Post-
effective Amendment No. 1 to the registration statement of Registrant, file no. 333-261454, filed November 30,
2023.

(9)(e)
Letter Agreement Amendment, dated January 6, 2025, to Master Custodian Agreement, incorporated by reference from Post-effective Amendment No. 4 to the registration statement of Registrant, file no. 333-261454, filed January 28, 2025.

(9)(f)
Amendment, dated June 26, 2025, to Master Custodian Agreement, incorporated by reference from Post-
Effective Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed September 4,
2025.

(10)	Amended Rule 12b-1 Plan, incorporated by reference from Post-Effective Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed September 4, 2025.
(11)
Opinion and consent of Ropes & Gray LLP as to the legality of the securities being registered, incorporated by reference from the initial N-14 registration statement of Registrant, file no. 333-294175, filed March 10, 2026.

(12)	Opinion and consent of Ropes & Gray LLP as to tax matters filed herewith.
(13)(a)
Administration Agreement, dated May 18, 2022, between the Registrant and State Street, incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file no. 333-261454, filed August 4, 2022.

(13)(b)
Letter Agreement Amendment, dated January 6, 2025, to Administration Agreement, incorporated by reference from Post-effective Amendment No. 4 to the registration statement of Registrant, file no. 333-261454, filed
January 28, 2025.

(13)(c)
Amendment, dated June 27, 2025, to Administration Agreement, incorporated by reference from Post-Effective
Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed September 4, 2025.

(13)(d)
Transfer Agency and Service Agreement, dated May 18, 2022, between the Registrant and State Street, incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file
no. 333-261454, filed August 4, 2022.

(13)(e)
Letter Agreement Amendment, dated January 6, 2025, to Transfer Agency and Service Agreement,
incorporated by reference from Post-effective Amendment No. 4 to the registration statement of Registrant, file
no. 333-261454, filed January 28, 2025.

(13)(f)
Amendment, dated June 27, 2025, to Transfer Agency and Service Agreement, incorporated by reference from
Post-Effective Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed
September 4, 2025.

(13)(g)
Anti-Money Laundering and Sanctions Procedures Supplement to Transfer Agency and Service Agreement,
dated August 3, 2022, between the Registrant and State Street, incorporated by reference from Pre-effective
Amendment No. 3 to the registration statement of Registrant, file no. 333-261454, filed August 4, 2022.

(13)(h)
Amendment, dated January 6, 2025, to Anti-Money Laundering and Sanctions Procedures Supplement to
Transfer Agency and Service Agreement, incorporated by reference from Post-effective Amendment No. 4 to the registration statement of Registrant, file no. 333-261454, filed January 28, 2025.

(13)(i)
Amendment, dated June 27, 2025, to Anti-Money Laundering and Sanctions Procedures Supplement to
Transfer Agency and Service Agreement, incorporated by reference from Post-Effective Amendment No. 7 to the registration statement of Registrant, file no. 333-261454, filed September 4, 2025.

(13)(j)	Form of Authorized Participant Agreement, incorporated by reference from Pre-effective Amendment No. 3 to the registration statement of Registrant, file no. 333-261454, filed August 4, 2022.
(13)(k)
Services Agreement, dated May 17, 2023, between Thrivent Asset Management, LLC and Thrivent Financial
Investor Services Inc., incorporated by reference from Post-effective Amendment No. 1 to the registration statement of Registrant, file no. 333-261454, filed November 30, 2023.

(14)	Consent of Independent Registered Public Accounting Firm, incorporated by reference from the initial N-14 registration statement of Registrant, file no. 333-294175, filed March 10, 2026.
(15)	Not applicable.
(16)	Power of Attorney, incorporated by reference from Post-Effective Amendment No. 8 to the registration statement of Registrant, file no. 333-261454, filed November 25, 2025.
(17)	Form of proxy card, incorporated by reference from the initial N-14 registration statement of Registrant, file no. 333-294175, filed March 10, 2026.
Item 17.
Undertakings
1.
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
2.
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Minneapolis and State of Minnesota, as of the 22nd day of June, 2026.
Thrivent ETF Trust
/s/ John D. Jackson
John D. Jackson Secretary and Chief Legal Officer
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of the 22nd day of June, 2026.
Signature	Title
/s/ Michael W. Kremenak
Michael W. Kremenak	Trustee and President (Principal Executive Officer)
/s/ Sarah L. Bergstrom
Sarah L. Bergstrom	Treasurer (Principal Financial and Accounting Officer)
*
Janice B. Case	Trustee
*
Robert J. Chersi	Trustee
*
Arleas Upton Kea	Trustee
*
Paul R. Laubscher	Trustee
*
Robert J. Manilla	Trustee
*
James A. Nussle	Trustee
*
David S. Royal	Trustee
*
James W. Runcie	Trustee
*
Constance L. Souders	Trustee

*
John D. Jackson, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Trustees of Thrivent ETF Trust pursuant to the powers of attorney duly executed by such persons.
Dated: June 22, 2026	/s/ John D. Jackson
John D. Jackson Attorney-in-Fact

Thrivent ETF Trust
EXHIBITS INDEX

Exhibit No.	Description
EX-99 (12)	Opinion and consent of Ropes & Gray LLP as to tax matters.